Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Vector Acquisition Corporation Announces Effectiveness of Registration Statement and Annual Meeting Set

for August 20, 2021 to Approve Proposed Merger with Rocket Lab

Shareholders of Record as of June 30, 2021 are Eligible to Vote at Annual Meeting

Vector Recommends All Shareholders Vote “FOR” ALL Proposals at Annual Meeting

Long Beach, CA, July 22, 2021 – Vector Acquisition Corporation (Nasdaq: VACQ) (“Vector”), a publicly traded special purpose acquisition company backed by leading technology investor Vector Capital, today announced that its Annual Meeting of the Company’s shareholders (“Annual Meeting”) to consider the previously announced business combination (“Business Combination”) with Rocket Lab USA, Inc. (“Rocket Lab”), a global leader in launch and space systems, has been set for August 20, 2021. Shareholders of record as of the close of business on June 30, 2021 (“Record Date”) are eligible to vote at the Annual Meeting.

Vector also announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective its registration statement on Form S-4 (“Registration Statement”), which includes a definitive proxy statement/prospectus to be used in connection with the Annual Meeting. The Registration Statement is available on Rocket Lab’s investor website at https://www.rocketlabusa.com/investors and www.sec.gov, and is being mailed to shareholders of record starting on or about July 21, 2021.

Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols, “RKLB” and “RKLBW”, respectively.

“This is an important milestone for Rocket Lab, a world-leading space company with an exceptional track record of delivering performance and reliability,” said Alex Slusky, CEO of Vector and Founder& Chief Investment Officer of Vector Capital. “The Company has continued to deliver end-to-end space solutions across launch and space systems as it prepares to enter its next phase of evolution as a public company, furthering our conviction in Rocket Lab’s long-term potential.”

“We are delighted to announce this significant next step on Rocket Lab’s path to becoming a publicly traded space company,” said Peter Beck, CEO and Founder of Rocket Lab. “Since inception, Rocket Lab has demonstrated consistent execution across launch and space systems. Our team has deployed more than 100 satellites to space across 17 orbital launches, designed and manufactured Photon spacecraft currently operating on orbit, and been awarded contracts for Photon missions to the Moon and Mars. This transaction will enable us to build on these achievements and further cement Rocket Lab’s position as a leader in the rapidly growing space industry. We are excited to bring a high-quality asset to the Nasdaq as we continue to seize on growth opportunities and unlock the full potential of space.”

Since the Business Combination was announced in March 2021, Rocket Lab has continued to make significant advances in the following areas of its business, including:

•	Launching its 17th orbital mission and bringing the total number of satellites deployed by Rocket Lab to 104;

•	Winning a Mars mission that will see Rocket Lab design two Photon spacecraft in support of the University of California Berkley Space Sciences Laboratory for a NASA science mission;

•	Signing a launch services agreement for five dedicated Electron launches to deploy satellites for BlackSky’s geospatial intelligence constellation;

•	Securing a contract to manufacture and operate three Photon spacecraft to enable in-space manufacturing;

•	Signing launch services agreements with three new commercial satellite customers;

•	Winning a contract to develop a Mission Operations Control Center (MOCC) for MethaneSAT, a global satellite mission created to foster and accelerate reductions in the emissions of methane;

•	Shipping the first reaction wheel engineering units to supply a mega-constellation customer;

•	Successfully recovering a full Electron first stage after launching it to space, accelerating plans to make Electron a reusable rocket;

•	Welcoming seasoned technology leaders Merline Saintil and Jon A. Olsen to the Rocket Lab Board of Directors.

Vector recommends all shareholders vote “FOR” ALL PROPOSALS in advance of the Annual Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the simple instructions on the proxy card.

Your Vote “FOR” ALL Proposals Is Important, No Matter How Many or How Few Shares You Own!

If you have any questions or need assistance voting, please contact Morrow Sodali by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing VACQ.info@investor.morrowsodali.com.

About Rocket Lab

Rocket Lab is a global leader in space, building rockets and spacecraft that make it easier to get to orbit and to do amazing things there. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab has two launch sites, including a private orbital launch site located in New Zealand, and a second launch site in Virginia, USA expected to be operational by the end of 2021. Rocket Lab’s Photon spacecraft platform has been selected to support NASA missions to the Moon and Mars, as well as the first private commercial mission to Venus. To learn more, visit www.rocketlabusa.com.

About Vector

Vector (Nasdaq: VACQ) is a blank check company led by veteran technology investor Alex Slusky. In addition to serving as CEO of Vector, Mr. Slusky is Founder and Chief Investment Officer of Vector Capital, a private investment firm focused on the technology sector. He has more than 25 years of experience investing in and operating private and public technology companies as well a deep understanding of trends, market cycles, vertical expertise, and the proven ability to identify, diligence, structure, and transform technology businesses. The company leverages the full resources of Vector Capital to transform operations and accelerate growth of its target investments. For additional information, visit https://www.vectorcapital.com.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Vector’s and Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects on Vector, Rocket Lab or any successor entity of the transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Vector’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the merger agreement governing the proposed Business Combination by Vector’s shareholders, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the proposed Business Combination on Rocket Lab’s business relationships, operating results and business generally, (v) risks that the proposed Business Combination disrupts current plans and operations of Rocket Lab, (vi) changes in the competitive and highly regulated industries in which Rocket Lab operates, variations in operating performance across competitors and changes in laws and regulations affecting Rocket Lab’s business, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, and (viii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. There can be no assurance that the future developments affecting Vector, Rocket Lab or any successor entity of the transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Vector’s or Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Vector and Rocket Lab are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

This press release relates to a proposed Business Combination between Rocket Lab and Vector. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed Business Combination. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in proposed Business Combination will be contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 31, 2021, as amended by Amendment No. 1 thereto filed on May 3, 2021, Vector’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and September 30, 2020, which were filed with the SEC on May 24, 2021 and November 16, 2020, respectively, and such information and names of Rocket Lab’s directors and executive officers will also be in the Registration Statement, which includes the proxy statement of Vector. Additional information regarding the interests of such potential participants in the solicitation are also included in the Registration Statement (and are included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

For downloadable assets, please visit: www.rocketlabusa.com/mediaimages

Contacts

Rocket Lab

Morgan Bailey

media@rocketlabusa.com

FTI Consulting

Antonia Gray

RocketLab@fticonsulting.com

Vector Acquisition Corporation

Nathaniel Garnick/Grace Cartwright

Gasthalter & Co.

(212) 257-4170

vector@gasthalter.com

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